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Exhibit 99.1

SECOND QUARTER REPORT
Three and Six Month Periods Ended June 30, 2004

TO OUR SHAREHOLDERS

We are pleased with our top line growth driven by strong sales increases in Europe. As expected, our earnings have been impacted by the investments we have made in new facility start-ups and new product launches. Earnings have also been impacted by continuing customer and competitive pricing pressures and by lower North American production sales after adjusting for translation. While overall market conditions remain challenging and are likely to continue to depress our margins in the second half of the year, we remain focused on continuous improvement and profitable long-term growth.

A number of significant launches are planned for the second half of the year, and we also expect a significant number of launches in 2005. The domestic front-end module market is starting to materialize, and the ramp-up of our Decostar facility in the southeastern U.S. later this year is a key part of our North American expansion strategy that will help us make further inroads with the new domestics.

In the area of new product development and manufacturing, we see a lot of market opportunities for composite materials in the future. As you know, vehicles today are increasingly incorporating composites and are moving toward the use of such innovations as carbon fibre bodies. We recently kicked off an expansion of our R&D facilities and are allocating more research dollars towards finding more and better uses for these and other materials in the design and construction of vehicle exteriors. Of course, this complements our ongoing work on promising new products including roof modules, liftgates and highly innovative automated roof racks.

As far as our long-term global expansion is concerned, we continue to develop our China strategy. We are approaching China in three stages. The first is to increase our purchasing activity — something we are actively doing today. The second stage is to leverage our supplier partners to further build relationships in China. Finally, our long-term goal is to eventually start primary manufacturing in China, once we're satisfied that all key conditions and requirements are met for successful manufacturing operations.

Another area with long-term potential that we're developing is specialty vehicle enhancement for the automotive aftermarket. There are several benefits to being in this business. It dovetails neatly with our core expertise and as a result, is a market we can enter at relatively low cost. There are few competitors and it provides Decoma with excellent exposure and marketing opportunities to promote our brand. While current volumes are low, the market potential is quite large. The aftermarket, or "second-stage" market, complements our core business and serves as just one example of our efforts to build upon our reputation and diversify our product offerings.

Finally, as noted above, North American front end modules appear to be becoming a commercial reality, with a number of customers actively developing front end module programs for 2007/2008 vehicles. Based on our success in Europe, we expect this to be a significant growth opportunity for Decoma moving forward.

Alan J. Power President and Chief Executive Officer

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075

        DECOMA INTERNATIONAL INC. is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

        This Quarterly Report contains forward looking statements within the meaning of applicable securities legislation. As such, readers are specifically referred to the 'Forward Looking Statements' section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out on Page 23 of this report.

DECOMA INTERNATIONAL INC.
Management's Discussion and Analysis of Results of Operations and Financial Position
Three and six month periods ended June 30, 2004 and 2003

        All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A is current as of August 4, 2004 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2004, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2003, included in the Company's Annual Report to Shareholders for 2003. Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Impact of Translation of Foreign Currency Results of Operations into the Company's U.S. Dollar Reporting Currency

	Three Month Periods Ended June 30,			Six Month Periods Ended June 30,
	2004	2003	% Change	2004	2003	% Change
1 Cdn dollar equals U.S. dollars	0.735	0.717	2.5%	0.747	0.689	8.4%
1 Euro equals U.S. dollars	1.206	1.139	5.9%	1.227	1.106	10.9%
1 British Pound equals U.S. dollars	1.807	1.621	11.5%	1.824	1.611	13.2%

        The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its U.S. dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S. dollar amounts of the Company's results of operations. The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period.

        In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, the Company's results can also be influenced by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of hedging programs employed by the Company, foreign currency transactions in the current period have not been fully impacted by the movements in exchange rates. The Company records foreign currency transactions at the hedged rate.

        Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

        Throughout this MD&A reference is made to the impact of translation of foreign operations, foreign currency transactions and holding gains and losses on reported U.S. dollar amounts where significant.

OVERVIEW

        Total sales grew to $668.2 million in the second quarter of 2004 compared to $592.1 million for the second quarter of 2003. Total sales benefited $19.2 million from translation. Excluding the impact of translation, total sales increased $56.9 million or 10% over the second quarter of 2003 due primarily to sales at recent new European facility start ups and an increase in global tooling and other sales. North American production sales were down slightly quarter over quarter.

        Diluted earnings per share declined to $0.24 in the second quarter of 2004 compared to $0.34 in the second quarter of 2003. This decline is primarily attributable to a decline in North American operating income as a result of lower production sales. The decline in North American production sales is due primarily to:

  •
  end of production on the Ford WIN 126 (Windstar) program and the award of the replacement V229 (Freestar) fascia program to a competitor;

  •
  recent incremental customer pricing concessions; and

  •
  lower production on certain high Decoma content programs due to a combination of lower customer production volumes and lower installation rates for certain of the Company's trim products.

        In addition, North American operating income was negatively impacted by operating losses in the current quarter at two of the Company's trim product plants; planned increased costs at Decostar as it prepares for start of production; and costs associated with the ramp up of the new DaimlerChrysler LX (300 and Magnum) fascia and sealing programs.

        Although European operating losses in the current quarter improved significantly from the loss levels experienced in the third and fourth quarters of 2003 and the first quarter of 2004, they increased over losses experienced in the second quarter of 2003. This increase is primarily attributable to:

  •
  the start up of the Company's new Belplas paint line and excess paint capacity costs which will continue until the Company's continental Europe paint capacity consolidation plan is fully implemented;

  •
  costs related to the insourcing of business for the Company's new chrome line;

  •
  design, engineering and other costs related to recent and pending program launches; and

  •
  lower than anticipated customer production volumes on the VW A5 (Golf) and T5 (Transit Van) front end module programs.

RESULTS OF OPERATIONS
Three Month Periods Ended June 30, 2004 and 2003

Sales

	Three Month Periods Ended June 30,
	2004	2003	% Change
Light Vehicle Production Volumes (in millions)
North America	4.176	4.157	—%
Western Europe	4.423	4.346	2%

Average Content Per Vehicle (U.S. dollars)
North America	$94	$95	(1%	)
Europe	50	35	43%

Production Sales (U.S. dollars in millions)
North America	$391.8	$396.8	(1%	)
Europe	220.9	153.2	44%
Global Tooling and Other Sales	55.5	42.1	32%

Total Sales	$668.2	$592.1	13%

        Average content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and western European light vehicle production volumes, respectively. Excluding the effects of translation, continued growth in average content per vehicle provides a measure of the Company's ability to sell its products onto new vehicle platforms and/or expand its sales onto existing vehicle platforms. Increases in average content per vehicle may result from any one or more of: the award of takeover business; the acquisition of competitors; the expansion of the Company's existing product markets (i.e. the conversion of bumpers from steel to plastic); and the introduction of new products.

North America

        North American production sales declined by 1% to $391.8 million in the second quarter of 2004. North American vehicle production volumes were substantially unchanged. North American average content per vehicle declined 1% to approximately $94.

        Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $6.7 million to production sales and $2 to North American content per vehicle. In addition, the acquisition of certain of Federal Mogul's original equipment automotive lighting operations (the "FM Lighting Acquisition") during the second quarter of 2003 added approximately $7.0 million to production sales and $2 to North American content per vehicle.

        The remaining net $18.7 million decrease in production sales and $5 decrease in North American content per vehicle was due to:

  •
  end of production on the Ford WIN 126 (Windstar) program and the award of the replacement V229 (Freestar) fascia program to a competitor which resulted in a decline in production sales of approximately $12.1 million or $3 in content per vehicle;

  •
  recent incremental customer pricing concessions;

  •
  end of production on the DaimlerChrysler LH (Concorde, Intrepid and 300M) program in the third quarter of 2003 and the ramp up of the replacement LX (300 and Magnum) program during the current quarter;

  •
  lower volumes on certain high Decoma content programs including the General Motors GMX 220/222 (Le Sabre) and 820 C and D (Cadillac Escalade and Denali SUV), the Ford U152 (Explorer) and EN114 (Crown Victoria, Grand Marquis) and the BMW E85 (Z4); and

  •
  lower installation rates for certain of the Company's trim products on certain high Decoma content Ford SUV and light truck programs.

        These decreases were partially offset by:

  •
  sales on programs that launched during or subsequent to the second quarter of 2003 including the General Motors GMX 380 (Malibu) and GMT 265 (SRX) and the Cami GMT 191 (Equinox) programs;

  •
  increased content and strong volumes on the Ford U204 (Escape) refresh program; and

  •
  strong volumes on other high content production programs including the General Motors GMX 320 (Cadillac CTS) and the DaimlerChrysler DR (Ram pickup) program.

        Sequentially from the first to the second quarter of 2004, North American production sales and average content per vehicle declined $28.9 million and $8, respectively. $7.5 million of sales and $2 of content of this decline is attributable to translation of Canadian dollar sales into the Company's U.S. dollar reporting currency. In addition, incremental customer price concessions and lower production on certain high Decoma content programs, due to a combination of lower customer production volumes and lower installation rates for certain of the Company's trim products, contributed to the decline. Customer production volumes were down on the General Motors GMX 220/222 (LeSabre), GMX 210 and 230 (Impala and Monte Carlo) and the Ford EN114 (Crown Victoria, Grand Marquis) and U152 (Explorer) programs, partially offset by the DaimlerChrysler LX (300 and Magnum) ramp up and the Cami GMT 191 (Equinox) launch.

Europe

        European production sales increased 44% to $220.9 million in the second quarter of 2004 as a result of a 2% increase in European production volumes and content growth. Increased production volumes added approximately $2.9 million to sales. European average content per vehicle grew $15 or 43% to approximately $50 for the second quarter of 2004.

        Content growth was driven by the ramp up of sales at recent new facility start ups including:

  •
  the launch of the VW Group A5 (Golf) program in the fourth quarter of 2003, with fascia production at the Company's new Belplas paint line and front end module assembly and sequencing at the Company's new Brussels Sequencing Centre; and

  •
  the ramp up of the VW Group T5 (Transit Van) and launch of the SLW (City Car) fascia and front end module assembly and sequencing programs at the Company's Modultec and Formatex facilities in Germany and Poland.

        Sales at new European facilities collectively added approximately $41.9 million to production sales and $10 to European content per vehicle.

        Translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency also contributed to content growth adding approximately $10.4 million to European production sales and $2 to content per vehicle.

        Production sales at Merplas also increased primarily as a result of increased production volumes on the Jaguar X400 program with the introduction of a wagon and diesel engine models. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales increased $4.7 million which added $1 to European content per vehicle.

        The remaining net $7.8 million increase in production sales and $3 increase in content per vehicle is due to new program launches including various Audi, Mercedes and Porsche programs.

Global Tooling and Other

        Tooling and other sales on a global basis increased $13.4 million to $55.5 million for the second quarter of 2004. The growth came in North America and includes amounts for the Ford U364 (Mariner) and C/D 338 (Futura) and General Motors GMT 265 (Cadillac SRX) programs.

Gross Margin

        Gross margin declined to $116.3 million in the second quarter of 2004 compared to $126.9 million in the second quarter of 2003. As a percentage of total sales, gross margin declined to 17.4% for the current quarter compared to 21.4% for the second quarter of 2003.

        The gross margin percentage in North America declined to 24.2% in the current quarter compared to 26.7% in the second quarter of 2003. Gross margin was negatively impacted by:

  •
  lower production sales as a result of end of production on the Ford WIN 126 (Windstar) program;

  •
  lower production on certain high Decoma content programs due to a combination of lower customer production volumes and lower installation rates for certain of the Company's trim products;

  •
  incremental customer pricing concessions;

  •
  operating losses in the current quarter at two of the Company's trim product plants;

  •
  planned increased spending at the Company's Decostar facility as it prepares for launch; and

  •
  increased design and engineering costs related to upcoming launches particularly within the Company's systems integration and specialty vehicle operations.

        European gross margin declined to 6.0% in the second quarter of 2004 compared to 9.9% in the second quarter of 2003. The decline in the European gross margin percentage is due primarily to the start up of the Belplas paint line in the fourth quarter of 2003. Although yields and up time continue to improve, the paint line has not yet achieved expected performance levels. In addition, excess paint capacity costs will continue until the Company's continental Europe paint capacity consolidation plan is fully implemented. Gross margin was also negatively impacted by:

  •
  growth in front end module assembly and sequencing sales and the lower margins associated with purchased components;

  •
  costs to insource and launch various grille programs on the Company's new chrome line;

  •
  costs related to the DaimlerChrysler Mercedes A Class program which will launch in the second half of 2004 including costs incurred to ready Carmodul, the Company's new front end module assembly and sequencing facility, for this launch;

  •
  launch and design and engineering costs associated with various new programs including programs for Audi, Mercedes and Porsche;

  •
  OEM pricing concessions; and

  •
  continued operating inefficiencies at the Company's Prometall facility.

        These negative impacts were partially offset by improvements at Merplas and the Company's paint operations at its Decorate trim facility and by the settlement in the current period of certain open financial issues with customers.

Depreciation and Amortization

        Depreciation and amortization costs increased to $23.9 million for the second quarter of 2004 from $21.8 million for the comparative prior year period. Of this increase, $0.7 million is attributable to the translation of Canadian dollar, Euro and British Pound depreciation expense into the Company's U.S. dollar reporting currency. The Company's ongoing capital spending program also contributed to increased depreciation expense including the commencement of depreciation at the Company's new Belplas paint line in the fourth quarter of 2003. These increases were partially offset by a reduction in Sybex depreciation expense as a result of the United Kingdom impairment charge taken in the fourth quarter of 2003 which is expected to reduce full year 2004 depreciation expense by approximately $2.5 million. Readers are asked to refer to the Company's MD&A for the year ended December 31, 2003 for further discussion regarding the United Kingdom impairment charge.

        Depreciation as a percentage of total sales declined to 3.6% in the current quarter compared to 3.7% for the second quarter of 2003.

        Depreciation on capital invested at Decostar will commence with the start of commercial production in early 2005.

Selling, General and Administrative ("S,G&A")

        S,G&A costs were $45.1 million for the second quarter of 2004, up from $41.6 million for the second quarter of 2003. This increase reflects the translation of Canadian dollar, Euro and British Pound S,G&A costs into the Company's U.S. dollar reporting currency which increased reported S,G&A costs by $1.2 million. This increase was partially offset by a $3.1 million decline in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

        The remaining $5.4 million increase in S,G&A expense is related primarily to increased costs within the Company's systems integration and specialty vehicle operations as a result of growth in specialty vehicle enhancement contracts and increased front end and lift gate module program quoting activity. The increase in S,G&A was also the result of the FM Lighting Acquisition, a planned increase in Decostar costs, costs related to new European facilities and the new chrome line, increased regulatory compliance costs including costs with respect to section 404 of the Sarbanes-Oxley Act, and costs to support the Company's higher sales level.

        As a percentage of total sales, S,G&A declined to 6.8% for the current quarter compared to 7.0% for the second quarter of 2003.

        In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna, through its subsidiary Magna Services Inc. ("MSI"), provides certain management and administrative services to the Company in return for a specific amount negotiated between the Company and Magna. This amount includes an allocated share of the facility and overhead costs dedicated to providing such services. Services include specialized legal, environmental, immigration, tax, treasury, information systems (including wide area network infrastructure and support services) and employee relations services (including administration of Decoma's Employee Equity Participation and Profit Sharing Program). The Company is currently in discussions with Magna with respect to a possible long-term agreement detailing these arrangements.

        Certain services previously provided through MSI are now secured directly by the Company. As a result, the cost of management and administrative services provided by MSI and included in S,G&A declined to $0.6 million compared to $1.1 million for the second quarters of 2004 and 2003, respectively.

Affiliation and Social Fees

        The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, internal audit services, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technology development initiatives.

        Affiliation fees payable under the affiliation agreement are 1% of Decoma's consolidated net sales (as defined in the agreement) less a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the second calendar year following the year of acquisition.

        In addition, Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

        Affiliation and social fees expense increased to $6.9 million from $6.5 million for the second quarters of 2004 and 2003, respectively. The increase in affiliation and social fees expense is the result of an increase in consolidated net sales on which the affiliation fees are calculated.

        As a percentage of total sales, affiliation and social fee expense declined to 1.0% in the current quarter compared to 1.1% in the second quarter of 2003 due to the affiliation fee holiday described above on consolidated net sales derived from business acquisitions.

Operating Income

	Three Month Periods Ended June 30,
(U.S. dollars in millions)	2004	2003	% Change
Operating Income
North America	$49.8	$62.5	(20%	)
Europe, before continental Europe paint capacity
consolidation charge adjustment	(5.9)	(0.2)
Continental Europe paint capacity consolidation
charge adjustment	0.7	—
Corporate	(3.4)	(5.4)

Total Operating Income	$41.2	$56.9	(28%	)

        As a percentage of total sales, operating income was 6.2% for the second quarter of 2004 compared to 9.6% for the second quarter of 2003.

        The decline in the corporate segment operating loss is attributable to a $3.1 million reduction in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

North America

        North American operating income decreased to $49.8 million from $62.5 million for the second quarters of 2004 and 2003, respectively. As a percentage of total North American sales, North American operating income was 11.8% in the current quarter compared to 15.2% in the second quarter of 2003.

        The 3.4% decline in North American operating income as a percentage of total sales is the result of:

  •
  the 2.5% decline in gross margin explained above; and

  •
  a 0.9% increase in S,G&A expenses from $26.0 million or 6.3% as a percentage of total sales in the comparative quarter to $30.4 million or 7.2% of total sales in the current quarter primarily as a result of increased costs within the Company's systems integration and specialty vehicle operations, costs as a result of the FM Lighting Acquisition and the planned increase in Decostar costs. In addition, translation of SG&A costs into the Company's U.S. dollar reporting currency added $0.6 million to SG&A and foreign exchange losses increased by $0.5 million.

        A portion of the North American operating income decline is the result of losses at two trim product plants, Co-ex-tec and Anotech. Losses at Co-ex-tec relate to sealing systems development and the launch and ramp up of the DaimlerChrysler LX (300 and Magnum) sealing and other General Motors programs. Co-ex-tec's performance is expected to improve over the coming quarters.

        Anotech operates both a metal stamping operation and an anodizing line. Although Anotech's stamping assets are well utilized, its anodizing line has been operating at well below capacity since the end of production of the DaimlerChrysler LH (Concorde, Intrepid, 300M) program during the third quarter of 2003. Contrary to prior expectations, the door design on the new DaimlerChrysler LX (300 and Magnum) program did not include an anodized window surround. Anotech lost $3.3 million in the current quarter compared to a profit of $0.4 million in the second quarter of 2003.

        In addition to the bright ecoseal finishing process currently running on the anodizing line, Anotech is aggressively pursuing a new generation black ecoseal finishing process to run on the same line and improve its utilization. The Company has been awarded business scheduled to launch in 2006 that will utilize the black ecoseal finishing process. However, initial testing indicates further process development is required in order to satisfy customer specifications. As a result, the Company is continuing to work with its customer and material suppliers to further develop this process.

        Although the Company expects to ultimately be successful in developing this new generation process, the initial testing results have caused the Company to re-evaluate the long term market for Anotech's anodizing line and to re-examine the current quality and cost competitiveness of competing processes such as paint and powder coat.

        The Company expects to conclude this analysis and reach a determination regarding the future plans for Anotech's anodizing assets by the end of the year. Anotech's anodizing assets currently employ approximately 60 people and have a net book value of approximately $12 million. As a result of the circumstances described above and prior to completion of the analysis currently underway, the recoverability of this net book value amount is subject to measurement uncertainty.

Europe

        Although European operating losses, before the continental Europe paint capacity consolidation charge adjustment, improved from the loss levels experienced in the third and fourth quarters of 2003 and the first quarter of 2004 of $9.0 million, $10.4 million and $10.7 million, respectively, they increased over losses experienced in the second quarter of 2003.

        European operating losses, before the continental Europe paint capacity consolidation charge adjustment, were $5.9 million in the current quarter compared to $0.2 million in the second quarter of 2003.

        This increase is primarily attributable to the start up of the Company's new Belplas paint line and associated excess paint capacity costs. Operating losses at Belplas and the related Brussels Sequencing Centre increased $5.3 million in the current quarter as compared to the second quarter of 2003.

        The Company launched the Belplas paint line in the fourth quarter of 2003 to supply the VW Group A5 (Golf) fascia program for VW's Brussels assembly plant. Although improving, first run yields are currently below standard. In addition, this paint line has significant open capacity which has been compounded by lower than anticipated customer production volumes on the VW Group A5 (Golf) program. The Company's continental Europe paint capacity consolidation plan, announced in the fourth quarter of 2003, is expected to significantly improve the utilization of the Belplas paint line in 2005. Readers are asked to refer to the "Continental Europe Paint Capacity Consolidation Plan" section of this MD&A for further discussion.

        Operating results were also negatively impacted by:

  •
  grille program insourcing costs related to the Company's new chrome line;

  •
  lower than anticipated customer production volumes on the VW Group T5 (Transit Van) program serviced by Modultec;

  •
  costs associated with the DaimlerChrysler Mercedes A Class fascia and front end module program which will launch in the second half of 2004 including costs to ready the Company's new Carmodul facility for this launch; and

  •
  new program design and engineering and launch costs including costs associated with various Porsche programs launched and launching at a new assembly and sequencing facility in Zuffenhausen, Germany with fascia and related trim production currently at the Company's Decoform facility and third parties (Decoform Porsche production was shifted to Belplas subsequent to the quarter end as part of the Company's continental Europe paint capacity consolidation plan);

        The above costs were partially offset by:

  •
  the ramp up of the Company's new Formatex moulding and front end module assembly and sequencing facility located in Poland which is currently supplying fascias and front end modules for the VW Group T5 (Transit Van) and the SLW (City Car) programs;

  •
  improvements at the Company's other European facilities, most notably within the paint operations at its Decorate trim facility in Germany;

  •
  lower depreciation expense at Sybex as a result of the United Kingdom impairment charge taken in the fourth quarter of 2003; and

  •
  lower operating losses at Merplas which improved to $1.9 million from $2.9 million for the second quarters of 2004 and 2003, respectively. Adjusting to eliminate the impact of translation of British Pound operating losses into U.S. dollars, Merplas' operating loss improved $1.4 million. The improvement is the result of higher sales and the impact of significant performance improvements implemented over the last two years.

        European operating income continues to be negatively impacted by operating efficiency issues at the Company's Prometall facility. This is a metal trim facility located in Germany which, amongst other processes, anodizes parts. As a result of a significant increase in business volumes, primarily new Audi business, Prometall's operations were transferred to a new and larger facility in 2003. Prometall continues to incur significant costs to polish and rework anodized parts and continues to outsource a significant volume of anodized production due to a current over capacity condition due to anodizing yields being below standard.

        Operating losses at the Company's Prometall facility in the current quarter of $3.1 million were substantially level with losses incurred in the second quarter of 2003 and were improved over losses incurred in the first quarter of 2004 of $4.9 million. A substantial portion of the operating loss improvement over the first quarter of 2004 is attributable to the favourable settlement in the current quarter of open customer financial issues. In addition, the Company is making some progress in addressing the current operating issues at this facility. However, we expect only a modest improvement in Prometall's operating losses in the near term.

Interest Expense

        Interest expense was $2.9 million in the current quarter compared to $2.5 million for the second quarter of 2003. Interest capitalized on the Company's Decostar and Belplas paint line projects was $0.4 million and $0.3 million in the second quarters of 2004 and 2003, respectively.

        Reduced interest expense as a result of the repayment of debt due to Magna with lower cost bank borrowings was offset by an increase in average net debt balances.

        Interest on debt due to Magna and its affiliates and included in reported interest expense amounted to $2.0 million compared to $3.0 million for the second quarters of 2004 and 2003, respectively. The original interest rate on the first and second tranches of Euro denominated debt due to Magna was 7.0%. The first and second tranches were due October 1, 2002 and October 1, 2003, respectively. However, since their original maturity dates, the Company, with Magna's consent, had been extending the repayment of this debt at 90 day intervals at market interest rates ranging from 3.14% to 4.29%. This debt was repaid in December 2003 and January 2004 through draws on the Company's bank credit facility.

        The third tranche of Euro denominated debt due to Magna, totalling $88.6 million, continues to be due December 31, 2004 and bears interest at its original rate of 7.5%. Canadian dollar denominated debt due to Magna totalling $45.3 million is due September 30, 2004 and bears interest at 3.09%.

Amortization of Discount on Convertible Series Preferred Shares

        The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares held by Magna classified as debt decreased to $1.2 million for the current quarter compared to $2.3 million for the second quarter of 2003. Amortization in 2004 is limited to amortization on the Series 5 Convertible Series Preferred Shares as the Series 4 Convertible Series Preferred Shares were fully amortized as of December 31, 2003.

Income Taxes

        The Company's effective income tax rate decreased to 35.0% from 35.9% for the second quarters of 2004 and 2003, respectively.

        The reduction in the Company's effective tax rate is the result of an increase in income generated in lower tax rate jurisdictions and recent business reorganizations which contributed to a reduction in the effective rate, partially offset by an increase in Belgium losses which are not being tax benefited and an increase in statutory Ontario, Canada tax rates.

        Cumulative unbenefited tax loss carryforwards, primarily in the United Kingdom, Germany, Belgium and Poland, total approximately $162 million. Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions. The Company's effective tax rate in future periods could be negatively impacted if losses in the United Kingdom, Germany, Belgium and Poland grow or could benefit if the Company is able to utilize unbenefited losses to shelter future income.

Net Income

        As a result of the reductions in operating income described above, net income declined to $24.6 million compared to $33.8 million for the second quarters of 2004 and 2003, respectively.

Financing Charges

        Financing charges on the Convertible Series Preferred Shares held by Magna (comprised of dividends declared on the Convertible Series Preferred Shares less the reduction of the Convertible Series Preferred Shares dividend equity component) decreased to $1.1 million for the current quarter from $1.5 million for the comparable prior year period. The decrease reflects the conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares into the Company's Class A Subordinate Voting Shares in August 2003.

        Financing charges, net of income tax recoveries, related to the Convertible Debentures were substantially unchanged in the current quarter at $1.0 million.

        Readers are asked to refer to the Company's consolidated financial statements and MD&A for the year ended December 31, 2003 for a discussion of the accounting for the Convertible Series Preferred Shares and Convertible Debentures.

Diluted Earnings Per Share

	Three Month Periods Ended June 30,
	2004	2003	% Change
Earnings per Class A Subordinate Voting
or Class B Share (U.S. dollars)
Basic	$0.27	$0.46	(41%	)
Diluted	0.24	0.34	(29%	)

Average number of Class A Subordinate Voting and
Class B Shares outstanding (in millions)
Basic	83.4	68.1	22%
Diluted	106.3	105.8	—%

        The increase in the weighted average number of basic Class A Subordinate Voting and Class B Shares outstanding is due to the issuance of 14,895,729 Class A Subordinate Voting Shares on conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares during the third quarter of 2003. This transaction negatively impacted basic earnings per share but had no impact on diluted shares outstanding or diluted earnings per share.

        Diluted earnings per share for the current quarter declined to $0.24. Excluding the continental Europe paint capacity consolidation charge adjustment, diluted earnings per share for the current quarter were also $0.24.

        The maximum number of shares that would be outstanding if all of the Company's stock options, Convertible Series Preferred Shares and Convertible Debentures issued and outstanding as at June 30, 2004 were exercised or converted would be 109.1 million. Readers are asked to refer to note 7 of the Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2004, included elsewhere herein, for further discussion.

Six Month Periods Ended June 30, 2004 and 2003

Sales

	Six Month Periods Ended June 30,
	2004	2003	% Change
Light Vehicle Production Volumes (in millions)
North America	8.310	8.309	—%
Western Europe	8.765	8.625	2%

Average Content Per Vehicle (U.S. dollars)
North America	$98	$91	8%
Europe	51	35	46%

Production Sales (U.S. dollars in millions)
North America	$812.5	$756.4	7%
Europe	446.3	299.7	49%
Global Tooling and Other Sales	111.8	97.1	15%

Total Sales	$1,370.6	$1,153.2	19%

Operating Income (U.S. dollars in millions)
North America	$109.2	$116.4	(6%	)
Europe, before continental Europe paint capacity
consolidation charge adjustment	(16.6)	(3.0)
Continental Europe paint capacity consolidation
charge adjustment	0.7	—
Corporate	(5.5)	(9.9)

Total Operating Income	$87.8	$103.5	(15%	)

Earnings per Class A Subordinate
Voting or Class B Share (U.S. dollars)
Basic	$0.58	$0.84	(31%	)
Diluted	0.51	0.64	(20%	)

Average number of Class A Subordinate
Voting and Class B Shares Outstanding (in millions)
Basic	83.4	68.1	23%
Diluted	106.3	102.1	4%

Sales

North America

        North American production sales grew by 7% to $812.5 million in the first half of 2004. North American vehicle production volumes were substantially unchanged. However, North American content per vehicle grew $7 or 8% to approximately $98.

        Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $41.0 million to production sales and $5 to North American content per vehicle. In addition, the FM Lighting Acquisition added approximately $25.3 million to production sales and $3 to North American content per vehicle.

        The remaining $10.2 million decrease in North American production sales and $1 decrease in North American content per vehicle is the result of:

  •
  end of production on the Ford WIN 126 (Windstar) program and the award of the replacement V229 (Freestar) fascia program to a competitor;

  •
  end of production on the DaimlerChrysler LH (Concorde, Intrepid and 300M) program in the third quarter of 2003 and the ramp up of the replacement LX (300 and Magnum) program during the first half of 2004;

  •
  recent incremental customer pricing concessions; and

  •
  lower customer production volumes, and lower installation rates for certain of the Company's trim products, on certain high Decoma content programs.

        These decreases were partially offset by:

  •
  sales on programs that launched during or subsequent to the first half of 2003 including the General Motors GMX 380 (Malibu) and GMT 265 (SRX) and the Cami GMT 191 (Equinox) programs;

  •
  increased content and strong volumes on the Ford U204 (Escape) refresh program; and

  •
  strong volumes on other high content production programs.

Europe

        European production sales increased 49% to $446.3 million in the first half of 2004. European vehicle production volumes grew 2% adding $5.4 million to production sales and European content per vehicle grew $16 or 46% to approximately $51.

        Content growth was driven by sales at recent new facility startups, which collectively added approximately $96.6 million to production sales and $11 to European content per vehicle, and by translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency which added approximately $33.8 million to production sales and $4 to European content per vehicle.

        Production sales at Merplas were also up primarily as a result of increased production volumes on the Jaguar X400 program. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales increased $10.2 million which added $1 to European content per vehicle.

Sales by Customer

        The Company's sales by customer breakdown for the six month periods ended June 30, 2004 and 2003 were as follows:

	Six Month Period Ended June 30, 2004			Six Month Period Ended June 30, 2003
	North America	Europe	Global	North America	Europe	Global
Traditional "Big 3" Brands
Ford	21.6%	1.7%	23.3%	26.9%	1.8%	28.7%
GM / Opel / Vauxhall	23.1%	2.4%	25.5%	22.1%	2.1%	24.2%
Chrysler	11.2%	0.7%	11.9%	13.7%	0.9%	14.6%

	55.9%	4.8%	60.7%	62.7%	4.8%	67.5%
VW Group	—	12.9%	12.9%	0.1%	7.1%	7.2%
Mercedes	—	7.7%	7.7%	—	8.7%	8.7%
BMW	0.3%	1.9%	2.2%	0.8%	1.7%	2.5%
Ford Premier Automotive
Group ("Ford PAG")	0.1%	2.6%	2.7%	—	1.9%	1.9%
Renault Nissan	1.8%	0.5%	2.3%	1.2%	0.6%	1.8%
Other	6.1%	5.4%	11.5%	5.0%	5.4%	10.4%

	64.2%	35.8%	100.0%	69.8%	30.2%	100.0%

(i) Included above are sales to Asian new domestics	4.4%	0.3%	4.7%	3.6%	0.1%	3.7%

        The Company continues to grow its sales with original equipment manufacturer ("OEM") customers outside the traditional "Big 3" automotive brands.

        The growth in sales to the VW Group is the result of the ramp up of the VW Group T5 (Transit Van) and the launch of the A5 (Golf) and SLW (City Car) fascia and front end module programs noted above and the recent launch of a number of new Audi programs. Sales to Mercedes are expected to grow with the launch of both the A Class front end module program in the second half of 2004 at Carmodul with related fascia production at Innoplas and the launch of the Mercedes W/X 164 and V/W 251 programs in early 2005 at Decostar.

        The Company's largest production sales programs for 2004 in each of North America and Europe are expected to include:

North America

    •    Ford U152 (Explorer)
    •    General Motors GMX 210 (Impala)
    •    DaimlerChrysler LX (Magnum and 300)
    •    DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible)
    •    Ford EN114 (Crown Victoria and Grand Marquis)

Europe

    •    VW Group T5 (Transit Van) (front end module)
    •    VW Group A5 (Golf) (front end module)
    •    DaimlerChrysler Mercedes C Class
    •    Opel Epsilon
    •    VW Group SLW (City Car) (front end module)

        As noted above, the Company launched a number of significant programs in the first half of 2004 including the Daimler-Chrysler LX (300 and Magnum) fascia and sealing programs, the General Motors GMT 265 (Cadillac SRX) fascia program and the Cami GMT 191 (Equinox) fascia and trim programs in North American and the VW SLW (City Car) fascia and front end module program and a number of Audi, Mercedes and Porsche fascia and trim programs in Europe.

        The Company will launch a significant number of additional programs in the second half of the year. In North America, these programs include the Ford D219/258/333 (Cross Trainer, Five Hundred and Montego) trim and the U364 (Mercury SUV) fascia programs, the DaimlerChrysler WK (Cherokee) fascia program, the General Motors GMX 001 (Cavalier) and GMT 355 (Canyon/Colorado) fascia and trim programs and various specialty vehicle enhancement programs amongst others. In addition, the Company is commencing run flat tire insert production for a significant OEM customer program.

        In Europe, the Company will launch additional Mercedes programs including the A Class fascia and front end module and Porsche programs in the second half of the year. The Company also recently took over some Rover and Opel contracts from a failed competitor in the UK. These programs will launch at Merplas and Innoplas, respectively, in the third quarter of 2004.

Earnings

        Operating income declined in North America primarily because of operating losses at two trim product plants, incremental customer pricing concessions, end of production on the Ford WIN 126 (Windstar) fascia program and costs associated with the ramp up the DaimlerChrysler LX (300 and Magnum) fascia and sealing programs. These declines were partially offset by contributions from the FM Lighting Acquisition.

        European operating losses increased primarily as a result of the start up of the Belplas paint line and the Company's new chrome line, increased losses at Prometall and costs associated with new launches. These costs were partially offset by improved performance at Merplas and the continued strong performance of the Company's Decorate facility.

        Corporate segment losses improved primarily as a result of foreign exchange losses in the first half of 2003 on U.S. dollar monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

        Diluted earnings per share declined to $0.51 for the first half of 2004 primarily as a result of lower operating income and an increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding as a result of the issuance of Convertible Debentures at the end of the first quarter of 2003 and the issuance of 548,600 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the second quarter of 2003.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Three Month Periods Ended June 30, 2004 and 2003

	Three Month Periods Ended June 30,
(U.S. dollars in millions)
	2004	2003
EBITDA
North America	$66.3	$77.8
Europe	2.2	6.4
Corporate	(3.4)	(5.4)

	65.0	78.8
Interest, cash taxes and other operating cash flows	(19.3)	(23.6)

Cash flow from operations before changes in non-cash working capital	45.7	55.2
Cash invested in non-cash working capital	(22.6)	(58.6)
Fixed and other asset spending, net
North America	(20.7)	(27.0)
Europe	(8.4)	(16.2)
Acquisition spending — North America	—	(8.3)
Convertible Debenture interest payments	(2.4)	(1.2)
Dividends
Convertible Series Preferred Shares	(2.1)	(3.4)
Class A Subordinate Voting and Class B Shares	(5.8)	(4.1)

Cash shortfall to be financed	(16.3)	(63.6)
Issuance of Class A Subordinate Voting Shares	—	4.7
Net decrease in long-term debt	(0.3)	(0.5)
Net increase (decrease) in bank indebtedness	55.9	(28.3)
Foreign exchange on cash and cash equivalents	0.6	4.1

Net increase (decrease) in cash and cash equivalents	$39.9	($83.6)

        The Company has presented EBITDA as supplementary information concerning the cash flows of the Company and its operating segments. The breakdown of both EBITDA and fixed and other asset spending by segment provides readers with an indication of where cash is being generated and used. The Company defines EBITDA (totalling $65.0 million and $78.8 million in the second quarters of 2004 and 2003, respectively) as operating income ($41.2 million and $56.9 million in the second quarters of 2004 and 2003, respectively) plus depreciation and amortization ($23.9 million and $21.8 million in the second quarters of 2004 and 2003, respectively) based on the amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

        Cash invested in non-cash working capital, capital spending, Convertible Debenture interest payments and dividends exceeded cash generated from operations by $16.3 million for the second quarter of 2004 compared to $63.6 million for the second quarter of 2003.

        The improvement is due primarily to reductions in cash invested in non-cash working capital and capital and acquisition spending partially offset by lower EBITDA. Acquisition spending in the comparative prior year period relates to the FM Lighting Acquisition and the repayment of a promissory note related to the 2001 buyout of the minority interest in the Company's Mexican operations.

        Cash invested in non-cash working capital during the quarter is due primarily to an increase in income taxes receivable and slight deterioration in days in accounts receivable and days in accounts payable from 47 and 53 at the end of the first quarter of 2004 to 52 and 50 at the end of the current quarter.

Capital Spending

        Capital spending on a global basis totalled $29.1 million in the second quarter of 2004 compared to $43.2 million in the second quarter of 2003. Capital spending in 2003 was high due to spending to complete the Belgium paint line, Decostar spending and significant European spending related to new facility and program launches.

        Current period capital spending includes continued Decostar spending and spending related to the DaimlerChrysler Mercedes A Class program including spending to ready the Company's new Carmodul facility for the launch of this program in the second half of 2004.

Dividends

        Dividends paid on the Company's Convertible Series Preferred Shares were $2.1 million for the current quarter down from $3.4 million in the comparative prior year period due to the conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares into Class A Subordinate Voting Shares in August of 2003, partially offset by the translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency.

        Dividends paid in the second quarters of 2004 and 2003 on Class A Subordinate Voting and Class B Shares were US$0.07 and US$0.06 per share in respect of the three month periods ended March 31, 2004 and 2003, respectively.

        Total dividends paid increased to $5.8 million in the current quarter from $4.1 million in the comparable prior year period due to the increase in the dividend rate and the number of shares outstanding primarily as a result of the Series 1, 2 and 3 Convertible Series Preferred Share conversion.

        Subsequent to June 30, 2004, the board of directors of the Company declared a dividend of US$0.07 per Class A Subordinate Voting and Class B Share in respect of the three month period ended June 30, 2004.

Financing Activities

        Bank indebtedness increased to $191.8 million at June 30, 2004 compared to $135.4 million at March 31, 2004. Cash and cash equivalents at June 30, 2004 were $115.1 million compared to $75.2 million at March 31, 2004.

        The Company's bank indebtedness is currently drawn substantially in Canada. However, the Company held cash primarily in jurisdictions other than Canada at the quarter end. Although there are no long-term restrictions on the flow of funds from one jurisdiction to the other, there may be costs, such as withholding taxes, to move funds between jurisdictions. As a result, the Company is not always able to immediately apply the cash held in certain jurisdictions against bank borrowings in other jurisdictions.

Cash Flows for the Six Month Periods Ended June 30, 2004 and 2003

	Six Month Periods Ended June 30,
(U.S. dollars in millions)
	2004	2003
EBITDA
North America	$142.5	$145.9
Europe	(1.3)	9.7
Corporate	(5.5)	(9.9)

	135.7	145.7
Interest, cash taxes and other operating cash flows	(34.2)	(43.4)

Cash flow from operations before changes in non-cash working capital	101.5	102.3
Cash invested in non-cash working capital	(13.1)	(62.1)
Fixed and other asset spending, net
North America	(35.9)	(47.8)
Europe	(26.0)	(23.4)
Acquisition spending — North America	—	(8.3)
Convertible Debenture interest payments	(2.4)	(1.2)
Dividends
Convertible Series Preferred Shares	(4.3)	(6.6)
Class A Subordinate Voting and Class B Shares	(11.7)	(8.2)

Cash generated and available for debt reduction
(shortfall to be financed)	8.1	(55.3)
Issuance of Convertible Debentures	—	66.1
Issuance of Class A Subordinate Voting Shares	—	4.7
Net decrease in long-term debt	(0.9)	(0.8)
Repayments of debt due to Magna	(3.6)	—
Net increase (decrease) in bank indebtedness	17.7	(48.0)
Foreign exchange on cash and cash equivalents	0.2	6.4

Net increase (decrease) in cash and cash equivalents	$21.5	($26.9)

        Cash generated from operations exceeded cash invested in non-cash working capital, capital spending, Convertible Debenture interest payments and dividends by $8.1 million for the first half of 2004.

Capital Spending

        Capital spending for 2004 is expected to approximate $151 million. Readers are asked to refer to the "Financial Condition, Liquidity and Capital Resources — Unused and Available Financing Resources" section of this MD&A for further discussion.

Consolidated Capitalization

(U.S. dollars in millions)	June 30, 2004		December 31, 2003
Cash and cash equivalents	$(115.1)		$(93.5)
Bank indebtedness	191.8		177.3

	76.8		83.8
Debt due within twelve months
Due to Magna, repaid in January 2004	—		3.5
Due to Magna September 30, 2004
(previously due June 30, 2004)	45.3		46.5
Due to Magna December 31, 2004	88.6		90.6
Other	5.4		6.0

	139.3		146.6
Long-term debt	10.5		11.2

Net Conventional Debt	$226.5	22.3%	$241.6	24.0%

Liability portion of Series 4 and 5 Convertible Series
Preferred Shares, held by Magna
Current	$149.0	14.7%	$150.6	15.0%

Shareholders' equity
Convertible Debentures	$66.7	6.6%	$66.1	6.6%
Other	572.9	56.4%	546.3	54.4%

	$639.6	63.0%	$612.4	61.0%

Total Capitalization	$1,015.2	100.0%	$1,004.6	100.0%

        The Convertible Debentures and the Series 4 and 5 Convertible Series Preferred Shares are convertible into Class A Subordinate Voting Shares at the holders' option at fixed prices (Cdn$13.25 per share in the case of the Convertible Debentures and Cdn$13.20 per share in the case of the Series 4 and 5 Convertible Series Preferred Shares). The Company's Class A Subordinate Voting Shares closed at Cdn$12.23 on July 23, 2004, and have traded between Cdn$11.31 and Cdn$14.95 over the 52 week period ended July 23, 2004. As a result, it is possible that all, or a portion, of the Convertible Debentures and the Series 4 and 5 Convertible Series Preferred Shares will be settled with Class A Subordinate Voting Shares if the holders exercise their fixed price conversion options. The possible conversions of the Company's Convertible Debentures and Series 4 and 5 Convertible Series Preferred Shares into Class A Subordinate Voting Shares is reflected in the Company's reported diluted earnings per share.

        Readers are asked to refer to the company's MD&A for the year ended December 31, 2003 for further discussion on the terms of the Convertible Series Preferred Shares and Convertible Debentures.

        The Company's Net Conventional Debt to Total Capitalization at June 30, 2004 was 22.3% compared to 24.0% at December 31, 2003. This measure treats the Company's hybrid Convertible Debenture and Convertible Series Preferred Share instruments like equity rather than debt given their possible conversion into Class A Subordinate Voting Shares.

        The Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares to Total Capitalization, has improved to 37.0% at June 30, 2004 compared to 39.0% at December 31, 2003. This measure treats the liability portions of the Convertible Series Preferred Shares like debt rather than equity given their possible retraction for cash. The Series 4 Convertible Series Preferred Shares are retractable for cash at Magna's option at any time and the Series 5 Convertible Series Preferred Shares are retractable commencing December 31, 2004.

        The Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares plus the Convertible Debentures to Total Capitalization was 43.6% at June 30, 2004 compared to 45.6% at December 31, 2003. In addition to the liability portions of the Convertible Series Preferred Shares, this measure treats the Convertible Debentures like debt rather than equity given the possibility of settling them for cash on maturity or redemption rather than for Class A Subordinate Voting Shares.

        The Canadian Institute of Chartered Accountants (the "CICA") recently amended Handbook Section 3860, "Financial Instruments — Disclosure and Presentation", to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Convertible Debentures currently presented entirely within equity on the consolidated balance sheet will have to be presented in part as a liability and in part as equity and the related liability carrying costs will be presented as a charge to net income.

Unused and Available Financing Resources

        At June 30, 2004 the Company had cash on hand of $115.1 million and $108.2 million of unused and available credit representing the unused and available portion of the Company's $300 million extendible, revolving credit facility. This credit facility expired on May 27, 2004. Rather than requesting a further revolving 364 day extension, the facility was extended to September 30, 2004 in order to facilitate discussions between the Company and its bank syndicate regarding the possible increase in the principal amount and term, and amendments to the financial covenants, of the current facility.

        Debt, excluding bank indebtedness, that comes due in the next twelve months totals $139.3 million including debt due to Magna of $45.3 million due September 30, 2004 and $88.6 million due December 31, 2004.

        Since the original maturity of the amount due September 30, 2004, the Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment date for this debt, there can be no assurance that Magna will do so.

        The Company anticipates that working capital investments, capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2004. As a result, the Company is dependent on its lenders to renew the Company's existing credit facility. Although the Company expects to successfully secure credit on favourable terms, there can be no assurance that it will be able to do so. In addition, the Company may seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna or work with Magna to establish a new fixed long-term amortization schedule related to this debt.

Off Balance Sheet Financing

        The Company's off balance sheet financing arrangements are limited to operating lease contracts.

        A number of the Company's facilities are subject to operating leases with Magna and with third parties. As of December 31, 2003, operating lease commitments for facilities totalled $25.6 million for 2004 including $13.1 million under lease arrangements with affiliates of Magna. For 2008, total operating lease commitments for facilities are $19.2 million including $11.9 million under lease arrangements with affiliates of Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

        The Company also has third party operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2003, operating lease commitments for equipment total $8.2 million for 2004. For 2008, operating lease commitments for equipment totalled $3.3 million.

        Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Ford Production Purchasing Global Terms and Conditions

        Ford Motor Company ("Ford") recently updated its Production Purchasing Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the Global Terms, Ford and its "related companies" (collectively the "Ford Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the Supplier's "related companies". "Related companies" is defined under the Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

        Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc. (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least 25% owned entities other than the Decoma Group (collectively the "Magna Group").

        Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against Decoma. If the Ford Group took such an action against Decoma in respect of a material liability of the Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity. Any such action by Ford would be contested by Decoma at such time.

CONTINENTAL EUROPE PAINT CAPACITY CONSOLIDATION PLAN

        During the fourth quarter of 2003 the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility. Program transfers to Decorate are progressing well. Transfers to Belplas, on the other hand, are behind schedule as the ramp up of the Belplas paint line is taking longer than anticipated. However, program transfers to Belplas are expected to accelerate with the transfer of the first Porsche bumper program subsequent to the end of the second quarter. The Company continues to work toward full implementation of the plan by the end of 2004.

        The consolidation will result in severance costs associated with a reduction of the Decoform workforce. Severance costs for 284 employees were accrued in the fourth quarter of 2003.

        Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers completed by the end of 2004.

        The severance accrual recorded in the fourth quarter of 2003 has been reduced by $0.7 million to reflect the Company's current best estimate of costs. This reduction primarily reflects the benefits of being able to retain more Decoform employees than originally planned as a result of increases in expected future mold and assembly volumes at Decoform.

        A continuity of the severance accrual related to this consolidation plan is as follows:

(U.S. dollars, in thousands)
Balance, December 31, 2003	$6,799
Payments	(50)
Currency translation	(258)

Balance, March 31, 2004	6,491
Payments	(65)
Adjustments	(728)
Currency translation	94

Balance, June 30, 2004	$5,792

ACCOUNTING POLICY CHANGES

Stock-based Compensation

        As provided for by new accounting recommendations of the CICA, the fair value of stock options granted, modified or settled on or after January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in S,G&A. The impact of this accounting policy change on reported net income and earnings per share was not significant. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

Asset Retirement Obligations

        As provided for by new accounting recommendations of the CICA, the Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

        These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. The impact of this accounting policy change on reported net income and earnings per share was not significant. However, this policy change did result in an increase in other long-term liabilities of $3.4 million, an increase in fixed assets of $1.7 million and reductions in future tax liabilities of $0.4 million, the currency translation adjustment of $0.2 million and retained earnings of $1.0 million at June 30, 2004. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

Separately Priced Tooling Contracts

        The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the six month period ended June 30, 2004.

        While the application of EIC-142 must be based on the facts and circumstances of new revenue arrangements, the Company anticipates that substantially all of its multiple element arrangements involving the sale of both tooling and subsequent parts production will result in tooling being accounted for on a gross basis as a separate revenue element, which accounting treatment is consistent with the Company's historic revenue recognition practices.

OTHER SELECTED FINANCIAL INFORMATION

        The Company is required to disclose material changes in its contractual obligations from the amounts disclosed as of December 31, 2003 in the Company's MD&A for the year ended December 31, 2003. There have been no material changes in the Company's contractual obligations during the first six months of 2004 that are outside the ordinary course of business.

OUTLOOK

Second Half of 2004

        Decoma expects that, in addition to the normal seasonal effects of lower production in the second half of 2004, certain of the negative trends experienced in North America in the second quarter will continue. In particular, North American sales and earnings in the second half of 2004 will continue to be negatively impacted by recent incremental customer price concessions.

        In general, management believes the Company's gross margins will continue to come under pressure as the competitive environment within the automotive industry continues to cause the Company's customers to increase demands for price concessions on existing programs. In addition, new business awards are subject to significant price competition and pressure to finance or absorb more engineering costs related to product design, tooling costs and certain capital and other items. Although the Company has been largely successful in the past in responding to these pressures through improved operating efficiencies and cost reductions, customer pressure for price concessions and price competition on new programs has intensified in recent quarters and has had a negative impact on the Company's margins. The Company remains highly focused on continuous improvement activities. However, continued significant incremental price pressures could have further adverse impacts on the Company's gross margin percentage and could impact the Company's ability to secure key future programs.

        In addition, Decoma expects the third quarter to be negatively impacted by longer than originally planned customer summer vacation and inventory correction production shutdowns on certain high Decoma content SUV and light truck programs. Finally, operating losses at our Anotech facility are expected to continue and, as planned, Decostar costs will continue to increase as it prepares for start of production. These negative impacts will be partially offset by expected strong second half volumes on the recently launched DaimlerChrysler LX (300 and Magnum) and Cami GMT 191 (Equinox) programs and by a number of new program launches in the second half of 2004 including the Ford D219/258/333 (Cross Trainer, Five Hundred and Montego) trim programs amongst others.

        Our outlook for Europe remains cautiously optimistic. Although we expect that the positive performance trend experienced in the second quarter will continue, particularly the positive trends at our Decorate and Merplas facilities, this will be tempered by continued lower than anticipated customer production volumes on our VW front end module programs and by costs associated with the implementation of the Company's continental Europe paint capacity consolidation plan. A portion of the benefits of this plan were originally expected to be realized in the second half of the year. However, as described above, the ramp up of the Belplas paint line to required operating levels is taking longer than originally anticipated. Therefore, excess paint capacity costs are likely to continue through the fourth quarter and the full benefits of the consolidation plan, scheduled to be implemented by the end of 2004, will not be realized until 2005.

2005 Forward

        Looking beyond 2004, although progress at our European operations has been slower than expected, we continue to be encouraged by the early results of the steps we have taken to date to restructure our operations. The Company is firmly entrenched as one of Europe's leading exterior suppliers with world class capabilities in front end modules, fascias and exterior trim.

        In North America, the ramp up of the Decostar facility in Georgia will further diversify the Company's customer base and will become a critical part of the Company's strategy to grow it's North American new domestic business. The Company also continues to develop new products that are gaining momentum at all of our customers. This includes products such as roof racks, automated running boards, specialty vehicle enhancements and more recently a serious interest in front end and liftgate modules. Our North American OEM customers will be sourcing front end module programs within the next quarter for vehicles in the 2007/2008 timeframe. Consistent with our prior expectations, North American front end module programs represent a significant growth opportunity for the Company.

FORWARD LOOKING STATEMENTS

        The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks specifically include, without limitation; the Company's reliance on its major OEM customers; increased pricing concession and cost absorption pressures from the Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes; program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand; warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the Company's operating and/or financial performance, including the affect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long-lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; the Company's continued compliance with credit facility covenant requirements; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations; risks associated with the launch of new facilities, including cost overruns and construction delays; technological developments by the Company's competitors; fluctuations in fuel prices and availability; material, electricity and natural gas cost volatility; government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with Magna; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels;

disruptions to the economy relating to acts of terrorism or war; and other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's ability to offset customer price concession and competitive price pressures and to secure key future contracts; the Company's ability to successfully implement European improvement plans; the cost and timing of completion of the continental Europe paint capacity consolidation plan; the possible conversion of the Company's Convertible Debentures and Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the Company's ability to raise necessary future financing; capital spending estimates; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. Readers are also referred to the discussion of "Other Factors" set out in the Company's Annual Information Form dated May 19, 2004, wherein certain of the above risk factors are discussed in further detail. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

DECOMA INTERNATIONAL INC.
Consolidated Balance Sheets
(Unaudited)

	As at June 30, 2004	As at December 31, 2003
		(restated — see note 5)
	(U.S. dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$115,080	$93,545
Accounts receivable	440,998	395,040
Inventories	229,456	216,502
Income taxes receivable	23,981	4,015
Prepaid expenses and other	21,938	18,267

	831,453	727,369

Investments (note 5)	21,794	20,773

Fixed assets, net (note 5)	685,786	682,294

Goodwill, net	69,796	71,106

Future tax assets	7,980	10,556

Other assets	14,909	18,390

	$1,631,718	$1,530,488

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 6(b))	$191,847	$177,288
Accounts payable	267,687	226,114
Accrued salaries and wages	70,982	68,298
Other accrued liabilities	100,304	77,260
Long-term debt due within one year	4,354	4,856
Debt due to Magna and its affiliates within one year (note 6(c))	134,918	141,804
Convertible Series Preferred Shares, held by Magna (note 6(a))	149,007	150,572

	919,099	846,192

Long-term debt	10,466	11,194

Other long-term liabilities (note 5)	11,835	10,784

Future tax liabilities (note 5)	50,700	49,879

Shareholders' equity:
Convertible Debentures (note 12)	66,748	66,127
Convertible Series Preferred Shares (note 7)	6,334	8,826
Class A Subordinate Voting Shares (note 7)	287,146	287,137
Class B Shares (note 7)	30,594	30,594
Contributed surplus (note 5)	459	267
Deferred compensation (note 8(b))	(4,087)	—
Retained earnings	192,373	155,975
Currency translation adjustment (note 5)	60,051	63,513

	639,618	612,439

	$1,631,718	$1,530,488

See accompanying notes

DECOMA INTERNATIONAL INC.

Consolidated Statements of Income and Retained Earnings

(Unaudited)

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars, in thousands except per share figures)
	2004	2003	2004	2003
		(restated — see note 5)		(restated — see note 5)
Sales	$668,207	$592,084	$1,370,616	$1,153,227

Cost of goods sold	551,912	465,221	1,130,060	912,896
Depreciation and amortization	23,850	21,826	47,948	42,146
Selling, general and administrative (notes 5 and 9)	45,104	41,598	91,370	81,965
Affiliation and social fees	6,891	6,494	14,188	12,674
Other charge adjustment (note 11)	(728)	—	(728)	—

Operating income	41,178	56,945	87,778	103,546
Equity income	(731)	(591)	(1,334)	(1,020)
Interest expense, net	2,892	2,528	5,582	5,277
Amortization of discount on Convertible Series Preferred Shares, held by Magna	1,196	2,255	2,408	4,301
Other income (note 13)	—	—	—	(1,387)

Income before income taxes	37,821	52,753	81,122	96,375
Income taxes	13,246	18,959	29,337	35,519

Net income	$24,575	$33,794	$51,785	$60,856

Financing charges on Convertible Series Preferred Shares held by Magna and Convertible Debentures, net of taxes (note 12)	$(2,139)	$(2,487)	$(3,696)	$(3,951)

Net income attributable to Class A Subordinate Voting and Class B Shares	22,436	31,307	48,089	56,905
Retained earnings, beginning of period	175,782	133,092	156,984	111,450
Dividends on Class A Subordinate Voting and Class B Shares	(5,845)	(4,084)	(11,691)	(8,168)
Adjustment for change in accounting policies (note 5)	—	(863)	(1,009)	(735)

Retained earnings, end of period	$192,373	$159,452	$192,373	$159,452

Earnings per Class A Subordinate Voting or Class B Share
Basic (note 16)	$0.27	$0.46	$0.58	$0.84
Diluted (note 16)	$0.24	$0.34	$0.51	$0.64

Average number of Class A Subordinate Voting and Class B Shares outstanding (in thousands)
Basic (note 16)	83,350	68,136	83,429	68,100
Diluted (note 16)	106,331	105,779	106,331	102,113

See accompanying notes

DECOMA INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars in thousands)
	2004	2003	2004	2003
		(restated– see note 5)		(restated– see note 5)
Cash provided from (used for):
OPERATING ACTIVITIES
Net income	$24,575	$33,794	$51,785	$60,856
Items not involving current cash flows	21,134	21,394	49,737	41,478

	45,709	55,188	101,522	102,334
Changes in non-cash working capital	(22,611)	(58,613)	(13,143)	(62,106)

	23,098	(3,425)	88,379	40,228

INVESTING ACTIVITIES
Fixed asset additions	(28,425)	(42,679)	(60,633)	(70,243)
Increase in investments and other assets assets	(700)	(623)	(1,333)	(1,325)
Business acquisitions (note 15)	—	(8,276)	—	(8,276)
Proceeds from disposition of fixed and other assets	19	84	91	334

	(29,106)	(51,494)	(61,875)	(79,510)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	55,931	(28,323)	17,692	(47,990)
Repayments of long-term debt	(253)	(421)	(866)	(832)
Repayments of debt due to Magna and its affiliates	(35)	(26)	(3,604)	(51)
Issuance of Convertible Debentures (note 12)	—	—	—	66,128
Convertible Debenture interest payments	(2,386)	(1,252)	(2,386)	(1,252)
Issuances of Class A Subordinate Voting Shares (note 7)	7	4,715	7	4,715
Dividends on Convertible Series Preferred Shares	(2,129)	(3,442)	(4,291)	(6,583)
Dividends on Class A Subordinate Voting and Class B Shares	(5,845)	(4,084)	(11,691)	(8,168)

	45,290	(32,833)	(5,139)	5,967

Effect of exchange rate changes on cash and cash equivalents	627	4,109	170	6,430

Net increase (decrease) in cash and cash equivalents during the period	39,909	(83,643)	21,535	(26,885)
Cash and cash equivalents, beginning of period	75,171	138,817	93,545	82,059

Cash and cash equivalents, end of period	$115,080	$55,174	$115,080	$55,174

See accompanying notes

DECOMA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Three and six month periods ended June 30, 2004 and 2003

1.     THE COMPANY

Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

2.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003 (the Company's "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements except for those accounting policy changes described in note 5.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at June 30, 2004 and the results of its operations and cash flows for the three and six month periods ended June 30, 2004 and 2003.

3.     CYCLICALITY OF OPERATIONS

Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4.     USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the unaudited interim consolidated financial statements; and the reported amounts of revenue and expenses during the period. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5.     ACCOUNTING POLICY CHANGES

Stock-based Compensation

As provided for by new accounting recommendations of The Canadian Institute of Chartered Accountants (the "CICA"), the fair value of stock options granted, modified or settled on or after January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in selling, general and administrative expenses in the consolidated statements of income. For stock options granted prior to January 1, 2003 which are not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is included in note 8. The impact of this accounting policy change on reported net income and earnings per share is as follows:

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars, in thousands except per share figures)
	2004	2003	2004	2003
Increase in selling, general and administrative expenses	$117	$67	$192	$134

Reduction of net income	$117	$67	$192	$134

Reduction of earnings per Class A Subordinate Voting or Class B Share
Basic	$—	$—	$—	$—
Diluted	$—	$—	$—	$—

Asset Retirement Obligations

As provided for by new accounting recommendations of the CICA, the Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. As a result, for the three month period ended June 30, 2003 opening retained earnings was reduced by $796,000 and net income was reduced by $69,000. Basic and diluted earnings per share were unchanged. For the six month period ended June 30, 2003 opening retained earnings was reduced by $735,000 and net income was reduced by $130,000. Basic and diluted earnings per share were unchanged.

At December 31, 2003 investments were reduced by $8,000, fixed assets were increased by $1,797,000, other long term liabilities were increased by $3,322,000, future tax liabilities were reduced by $335,000, retained earnings was reduced by $1,009,000 and the currency translation adjustment account decreased by $189,000.

Net income for the three and six month periods ended June 30, 2004 were reduced by $82,000 and $165,000, respectively.

Separately Priced Tooling Contracts

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three and six month periods ended June 30, 2004.

6.     DEBT

(a)   Convertible Series Preferred Shares

The liability amounts for the Series 4 and 5 Convertible Series Preferred Shares are presented as current liabilities. The Series 4 Convertible Series Preferred Shares are retractable at any time by Magna International Inc. ("Magna") at their aggregate face value of Cdn$100 million and the Series 5 Convertible Series Preferred Shares are retractable by Magna at their aggregate face value of Cdn$100 million commencing December 31, 2004.

These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share and are redeemable by the Company commencing December 31, 2005.

(b)   Credit Facility

At June 30, 2004 the Company had lines of credit totaling $314.8 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on September 30, 2004. The unused and available lines of credit at June 30, 2004 were approximately $108.2 million.

(c)   Debt Due to Magna and its Affiliates

The Company's debt due to Magna and its affiliates consists of the following:

(U.S. dollars in thousands)	June 30, 2004	December 31, 2003
Debt denominated in Canadian dollars (i)	$45,276	$46,512
Debt denominated in Euros (ii)	88,577	94,128
Capital lease obligation denominated in Euros	1,065	1,164

	134,918	141,804
Less due within one year	134,918	141,804

	$—	$—

Notes:

  (i)
  This debt initially bore interest at 7.5% and was repayable in 2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated quarterly. The interest rate was 3.85% effective January 1, 2003, 4.25% effective April 1, 2003, 4.19% effective July 1, 2003, 3.86% effective October 1, 2003, 3.65% effective January 1, 2004, 3.07% effective April 1, 2004 and 3.09% effective July 1, 2004. The maturity date of the Cdn$60 million debt has been extended to September 30, 2004.

  (ii)
  This debt, comprised of three tranches, initially bore interest at 7.0%, 7.0% and 7.5%, respectively, and was repayable October 1, 2002, October 1, 2003 and December 31, 2004, respectively. The maturity date and the interest rate on the first tranche was renegotiated to 4.29% effective October 2, 2002, 3.86% effective January 2, 2003, 3.51% effective April 2, 2003, 3.14% effective July 2, 2003 and 3.32% effective October 2, 2003. The maturity date and the interest rate on the second tranche was renegotiated to 3.32% effective October 2, 2003. Substantially all of the first and second tranches were repaid in December 2003. The remaining portions of the first and second tranches outstanding at December 31, 2003 were repaid in January 2004. The third and final tranche of this debt, totaling Euro 72.0 million, continues to be due December 31, 2004 and bears interest at its original rate of 7.5%.

7.     CAPITAL STOCK

Class and Series of Outstanding Securities

For details concerning the nature of the Company's securities, refer to note 11, "Convertible Series Preferred Shares Held by Magna", and note 14, "Capital Stock", of the Company's annual financial statements.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	3,500,000	2,000,000
Preferred Shares, issuable in series	Unlimited	—
Class A Subordinate Voting Shares	Unlimited	51,599,778
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	31,909,091

Maximum Shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options, Convertible Series Preferred Shares and Convertible Debentures issued and outstanding as at June 30, 2004 were exercised or converted:

Number of Shares
Class A Subordinate Voting Shares outstanding at June 30, 2004	51,599,778
Class B Shares outstanding at June 30, 2004	31,909,091
Options to purchase Class A Subordinate Voting Shares	2,854,000
Convertible Debentures, convertible by the holders at Cdn$13.25 per share	7,547,019
Convertible Series Preferred Shares, convertible at Cdn$13.20 per share	15,151,516

109,061,404

The above amounts include shares issuable if the holders of the Convertible Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Convertible Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle Convertible Debenture interest and principal with shares.

8.     STOCK-BASED COMPENSATION

(a)   Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in note 15, "Incentive Stock Options", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price	Number of Options Exercisable
Outstanding at December 31, 2003	2,640,000	Cdn$13.02	1,779,000
Granted	330,000	Cdn$11.79	—
Exercised	(1,000)	Cdn $9.50	(1,000)
Cancelled	(115,000)	Cdn$13.06	(57,000)
Vested			285,000

Outstanding at June 30, 2004	2,854,000	Cdn$12.88	2,006,000

The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at June 30, 2004 is 1,193,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 52,250.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated (no stock options were issued during the three month periods ended June 30, 2004 and June 30, 2003):

	Six Month Periods Ended June 30,
(U.S. dollars in thousands)
	2004	2003
Risk free interest rate	2.8%	3.0%
Expected dividend yield	3.0%	3.2%
Expected volatility	37%	39%
Expected life of options	5 years	5 years

Stock options granted prior to January 1, 2003 are not accounted for at fair value. Had these stock options been accounted for at fair value, the Company's net income attributable to Class A Subordinate Voting and Class B Shares would have been:

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars, in thousands except per share figures)
	2004	2003	2004	2003
Net income attributable to Class A Subordinate Voting and Class B Shares	$22,436	$31,307	$48,089	$56,905
Pro forma adjustments for the fair value of stock options granted prior to January 1, 2003	(215)	(239)	(323)	(452)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$22,221	$31,068	$47,766	$56,453

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.27	$0.46	$0.57	$0.83
Diluted	$0.24	$0.34	$0.51	$0.63

(b)   Restricted Share Agreement

During the three month period ended June 30, 2004, the Company entered into a new employment agreement and long term retention arrangement with its CEO. The CEO was paid a special bonus of $1.9 million. In addition, restricted shares were sold to the CEO. Provided the CEO remains with Decoma until December 31, 2007 and certain other conditions are met, the restricted shares will be released to the CEO over the period from January 1, 2008 to December 31, 2017 in annual increments provided he continues to comply with certain conditions under the arrangement.

451,685 Class A Subordinate Voting Shares, which were acquired on the open market at a cost of $4.1 million, were sold to the CEO under the arrangement. The purchase price paid by the CEO was at a discount to the acquisition cost of $4.1 million which was determined with reference to the nature and duration of the restrictions.

The total net cost to the Company of these arrangements is being amortized to compensation expense from the award date through December 31, 2017.

451,685 Class A Subordinate Voting Shares, which have not yet been released to the CEO, and unamortized compensation expense of $4.1 million at June 30, 2004 have been presented as a reduction of shareholders' equity. In addition, these shares have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

9.     ADDITIONAL EXPENSE INFORMATION

Selling, general and administrative expenses are net of earnings (losses) resulting from foreign exchange of:

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars in thousands)
	2004	2003	2004	2003
Foreign exchange income (losses)	$797	$(2,268)	$1,036	$(4,900)

As disclosed in Note 12, "Employee Future Benefit Plans", to the Company's annual financial statements, the Company sponsors certain defined benefit pension and post-retirement medical benefit arrangements. The aggregate amount expensed for these arrangements was as follows:

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars in thousands)
	2004	2003	2004	2003
Net expense	$1,419	$1,050	$2,458	$2,019

10.   CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

(b)
Ford Motor Company ("Ford") recently updated its Production Purchasing Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the Global Terms, Ford and its "related companies" (collectively the "Ford Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the Supplier's "related companies". "Related companies" is defined under the Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc. (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least 25% owned entities other than the Decoma Group (collectively the "Magna Group").

Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against Decoma. If the Ford Group took such an action against Decoma in respect of a material liability of the Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity. Any such action by Ford would be contested by Decoma at such time.

(c)
The Company's Anotech division in North America is currently incurring operating losses as a result of the underutilization of its anodizing assets. The Company is currently reviewing the long term prospects for these assets which had a net book value of approximately $12.0 million at June 30, 2004. As a result of these circumstances and prior to completion of the analysis currently underway, the recoverability of this net book value amount is subject to measurement uncertainty. Readers are asked to refer to the Company's Management's Discussion and Analysis of Results of Operations and Financial Position which is included elsewhere herein for further discussion regarding Anotech.

11.   CONTINENTAL EUROPE PAINT CAPACITY CONSOLIDATION CHARGES

During the three month period ended December 31, 2003, the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility.

The consolidation will result in severance costs associated with a reduction of the Decoform workforce. Severance costs for 284 employees were accrued in the three month period ended December 31, 2003.

Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers completed by the end of 2004.

The severance accrual has been reduced by $0.7 million to reflect the Company's current best estimate of costs. This reduction primarily reflects the benefits of being able to retain more Decoform employees than originally planned as a result of increases in expected future mold and assembly volumes at Decoform.

A continuity of the severance accrual related to this consolidation plan is as follows:

(U.S. dollars, in thousands)
Balance, December 31, 2003	$6,799
Payments	(50)
Currency translation	(258)

Balance, March 31, 2004	6,491
Payments	(65)
Adjustments	(728)
Currency translation	94

Balance, June 30, 2004	$5,792

12.   CONVERTIBLE DEBENTURES

On March 27, 2003, the Company issued Cdn$100 million of unsecured, subordinated Convertible Debentures bearing interest at 6.5% and maturing March 31, 2010. See note 13 to the Company's annual financial statements for further discussion on the Convertible Debentures.

13.   OTHER INCOME

During the first quarter of 2003, the Company permanently repatriated $75 million from its United States operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totaling $1.4 million, has been included in other income and is not subject to tax.

14.   SEGMENTED INFORMATION

The Company operates in one industry segment, the automotive exteriors business. As at June 30, 2004, the Company had 27 manufacturing facilities in North America and 15 in Europe. In addition, the Company had 8 product development and engineering centres.

The Company's European divisions operate separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

	Three Month Period Ended June 30, 2004
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$422,021	$246,659	$—	$668,680
Inter-segment sales	(18)	(455)	—	(473)

Sales to external customers	$422,003	$246,204	$—	$668,207

Depreciation and amortization	$16,441	$7,409	$—	$23,850

Other charge adjustment (note 11)	$—	$(728)	$—	$(728)

Operating income (loss)	$49,845	$(5,237)	$(3,430)	$41,178

Equity income	$(731)	$—	$—	$(731)

Interest expense (income), net	$12,905	$2,363	$(12,376)	$2,892

Amortization of discount on Convertible Series Preferred Shares, Held by Magna	$—	$—	$1,196	$1,196

Fixed assets, net	$447,256	$238,530	$—	$685,786

Fixed asset additions	$20,386	$8,039	$—	$28,425

Goodwill, net	$49,359	$20,437	$—	$69,796

	Three Month Period Ended June 30, 2003
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$412,346	$180,442	$—	$592,788
Inter-segment sales	(189)	(515)	—	(704)

Sales to external customers	$412,157	$179,927	$—	$592,084

Depreciation and amortization	$15,266	$6,560	$—	$21,826

Operating income (loss)	$62,476	$(156)	$(5,375)	$56,945

Equity income	$(591)	$—	$—	$(591)

Interest expense (income), net	$7,262	$4,489	$(9,223)	$2,528

Amortization of discount on Convertible Series Preferred Shares, held by Magna	$—	$—	$2,255	$2,255

Fixed assets, net	$410,605	$190,345	$—	$600,950

Fixed asset additions	$27,150	$15,529	$—	$42,679

Goodwill, net	$48,834	$19,311	$—	$68,145

	Six Month Period Ended June 30, 2004
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$880,535	$491,055	$—	$1,371,590
Inter-segment sales	(24)	(950)	—	(974)

Sales to external customers	$880,511	$490,105	$—	$1,370,616

Depreciation and amortization	$33,265	$14,683	$—	$47,948

Other charge adjustment (note 11)	$—	$(728)	$—	$(728)

Operating income (loss)	$109,248	$(15,949)	$(5,521)	$87,778

Equity income	$(1,334)	$—	$—	$(1,334)

Interest expense (income), net	$27,007	$4,437	$(25,862)	$5,582

Amortization of discount on Convertible Series Preferred Shares, held by Magna	$—	$—	$2,408	$2,408

Fixed assets, net	$447,256	$238,530	$—	$685,786

Fixed asset additions	$35,554	$25,079	$—	$60,633

Goodwill, net	$49,359	$20,437	$—	$69,796

	Six Month Period Ended June 30, 2003
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$807,144	$347,790	$—	$1,154,934
Inter-segment sales	(391)	(1,316)	—	(1,707)

Sales to external customers	$806,753	$346,474	$—	$1,153,227

Depreciation and amortization	$29,440	$12,706	$—	$42,146

Operating income (loss)	$116,451	$(2,968)	$(9,937)	$103,546

Equity income	$(1,020)	$—	$—	$(1,020)

Interest expense (income), net	$13,151	$8,825	$(16,699)	$5,277

Amortization of discount on Convertible Series Preferred Shares, held by Magna	$—	$—	$4,301	$4,301

Other income (note 13)	$—	$—	$(1,387)	$(1,387)

Fixed assets, net	$410,605	$190,345	$—	$600,950

Fixed asset additions	$47,964	$22,279	$—	$70,243

Goodwill, net	$48,834	$19,311	$—	$68,145

15.   BUSINESS ACQUISITIONS

Federal Mogul Lighting

During the second quarter of 2003, the Company entered into an agreement to acquire Federal Mogul's original equipment automotive lighting operations in Matamoras, Mexico, a distribution centre in Brownsville, Texas, an assembly operation in Toledo, Ohio and certain of the engineering operations, contracts and equipment at Federal Moguls' original equipment automotive lighting operations in Hampton, Virginia. The total purchase price was $10.4 million. The transaction closed on April 14, 2003 with a transition of the Hampton, Virginia contracts and assets over the balance of 2003.

The net effect of the transaction on the Company's consolidation balance sheet was as follows:

Non-cash working capital	$8,023
Fixed assets	2,338

Net assets acquired	$10,361

The acquisition has been accounted for by the purchase method in these unaudited interim consolidated financial statements from the date of transaction.

Decomex

In May 2001, the Company acquired the remaining 30% minority interest in Decomex Inc. ("Decomex") from Corporation Activa, S.A. de C.V. Decomex operates fascia moulding and finishing operations in Mexico.

Total consideration paid in connection with the acquisition amounted to $7.8 million which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of $5.2 million of prime rate promissory notes which were repaid during 2002 and 2003.

16.   EARNINGS PER SHARE

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars, in thousands except per share figures)
	2004	2003	2004	2003
Basic earnings per Class A Subordinate Voting and Class B Share
Net income attributable to Class A Subordinate Voting and Class B Shares	$22,436	$31,307	$48,089	$56,905

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	83,508	68,136	83,508	68,100
Adjustments for:
Deferred compensation (note 8(b))	(158)	—	(79)	—

	83,350	68,136	83,429	68,100

Basic earnings per Class A Subordinate Voting and Class B Share	$0.27	$0.46	$0 .58	$0.84

Diluted earnings per Class A Subordinate Voting and Class B Share
Net income attributable to Class A Subordinate Voting and Class B Shares	$22,436	$31,307	$48,089	$56,905
Adjustments (net of related tax effects) for:
Amortization of discount on Convertible Series Preferred Shares	1,196	2,255	2,408	4,301
Financing charges on Convertible Series Preferred Shares, held by Magna	1,131	1,522	1,651	2,940
Financing charges on Convertible Debentures	1,008	965	2,045	1,011

	$25,771	$36,049	$54,193	$65,157

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	83,350	68,136	83,429	68,100
Adjustments for:
Class A Subordinate Voting Shares issuable on conversion of Convertible Series Preferred Shares	15,152	30,047	15,152	30,047
Class A Subordinate Voting Shares issuable on conversion of Convertible Debentures	7,547	7,547	7,547	3,898
Stock options determined using the treasury stock method	124	49	124	68
Deferred compensation (note 8(b))	158	—	79	—

	106,331	105,779	106,331	102,113

Diluted earnings per Class A Subordinate Voting and Class B Share	$0.24	$0.34	$0.51	$0.64

INVESTOR INFORMATION

Transfer Agents & Registrars
Canada

Class A Subordinate Voting Shares
    Computershare Trust Company of Canada, Toronto, Canada

6.5% Convertible Unsecured Subordinated Debentures
    Computershare Trust Company of Canada, Toronto, Canada

United States

Class A Subordinate Voting Shares
    Computershare Trust Company, Inc., Golden, Colorado USA

Stock Listings

Class A Subordinate Voting Shares
    Toronto Stock Exchange — DEC.A
    NASDAQ Stock Market — DECA

6.5% Convertible Unsecured Subordinated Debentures
    Toronto Stock Exchange — DEC.DB

Auditor

Ernst & Young LLP, Toronto, Canada

Principal Bankers

Royal Bank of Canada, Toronto, Canada
Citibank Canada, Toronto, Canada

Investor Information

Shareholders seeking assistance or information about the Company are requested to contact:

S. Randall Smallbone
Executive Vice-President, Finance and Chief Financial Officer

50 Casmir Court, Concord, Ontario, Canada L4K 4J5
Telephone (905) 669-2888
Fax (905) 669-5075
Email info@decoma.com

All publicly available information about Decoma may be accessed at www.decoma.com.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075
www.decoma.com

QuickLinks

CONTENTS
DECOMA INTERNATIONAL INC. Consolidated Balance Sheets (Unaudited)
DECOMA INTERNATIONAL INC. Consolidated Statements of Income and Retained Earnings (Unaudited)
DECOMA INTERNATIONAL INC. Consolidated Statements of Cash Flows (Unaudited)
DECOMA INTERNATIONAL INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) Three and six month periods ended June 30, 2004 and 2003